Exhibit 99.1

Lilium Partners with Bristow on Electric Air Mobility

Leading provider of helicopter transportation plans to purchase 50 Lilium all-electric jets and provide Part 145 maintenance services in Florida and other U.S. and European markets

FARNBOROUGH, United Kingdom, July 18, 2022: Bristow Group Inc. (NYSE: VTOL) (“Bristow”), the global leader in innovative and sustainable vertical flight solutions, and Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the world’s first electric vertical-takeoff and landing (“eVTOL”) jet, announced today a strategic partnership where Bristow will have the option to purchase 50 Lilium Jets in addition to providing maintenance services for the Lilium Jet’s launch network in Florida, and other future U.S and European markets.

The non-binding Memorandum of Understanding (“MOU”) outlines collaboration between Bristow and Lilium on the development of a maintenance program to support the operation of the Lilium Jet, including the ramp up of maintenance in support of the Lilium Jet’s entry into service (“EIS”) and post EIS services. The MOU also enables Bristow to become an authorized service provider for Lilium. The MOU further outlines how Lilium and Bristow may collaborate on the process for achieving the relevant regulatory approvals for operating the Lilium Jet in Florida and plans for Bristow to purchase 50 Lilium Jets.

Lilium is among the first eVTOL companies to pair certified air carriers with infrastructure developers and support services, such as maintenance and repair and flight training. The addition of Bristow as a Part 145 maintenance provider marks significant progress for Lilium, adding another reputable partner to enable its regional air service in North America and Europe.

Daniel Wiegand, Co-Founder and CEO of Lilium, said, “The Bristow partnership builds on our existing partnerships with other best-in-class organizations. Like our other partners, Bristow is regarded as the best in their field. They are a leading maintenance provider with incredible operational experience. Lilium is committed to working together with the best aviation partners to enable a successful commercial entry for the Lilium Jet.”

Bristow is the global leader in innovative and sustainable vertical aviation solutions to some of the world’s leading offshore energy companies. Bristow is actively transforming its business to embrace innovative and sustainable technology including eVTOL aircraft.

“Leveraging our 70+ year legacy of innovative and sustainable vertical flight to partner with companies like Lilium to usher in a new era of vertical flight solutions is a cornerstone of Bristow’s future operational outlook,” said Christopher Bradshaw, President and Chief Executive Officer of Bristow. “Bristow has played a key role in successfully introducing several new VTOL platforms for the past 50+ years, so it is a natural evolution for us to take a leading role in the new and exciting Advanced Air Mobility market and lend our expertise to innovative and dynamic companies like Lilium. We are excited about the future of vertical lift and the important role Bristow and companies like Lilium will play together.”

The proposed arrangement between Bristow and Lilium is subject to the parties finalizing commercial terms and entering into definitive agreements with respect thereto, and the satisfaction of certain conditions.

About Bristow Group:

Bristow Group Inc. is the leading global provider of innovative and sustainable vertical flight solutions. Bristow primarily provides aviation services to a broad base of major integrated, national and independent offshore energy companies. Bristow provides commercial search and rescue (SAR) services in several countries and public sector SAR services in the United Kingdom (U.K.) on behalf of the Maritime & Coastguard Agency (MCA). Additionally, the Company offers ad hoc helicopter and fixed wing transportation services.

Bristow currently has customers in Australia, Brazil, Canada, Chile, the Dutch Caribbean, Guyana, India, Mexico, the Netherlands, Nigeria, Norway, Spain, Suriname, Trinidad, the U.K. and the U.S. To learn more, visit our website at www.bristowgroup.com.

About Lilium:
Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Contact information for Media:

Bristow Group Inc.
Adam Morgan
+1 832.783.7927
Adam.Morgan@bristowgroup.com

Lilium N.V.

Meredith Bell, Lilium
+41 79 432 57 79
press@lilium.com

Bristow Forward-Looking Statements Disclosure

This press release contains “forward-looking statements.” Forward-looking statements represent Bristow Group Inc.'s (“Bristow”) current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” or other similar words. These statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, reflect management's current views with respect to future events and therefore are subject to significant risks and uncertainties, both known and unknown. Without limiting the generality of the foregoing, such forward-looking statements include statements regarding the capabilities, development, certification, marketing, and future operations of the Lilium Jet, Bristow’s purchase of aircraft from Lilium, and the anticipated benefits of the collaboration between Bristow and Lilium. Bristow’s actual results may vary materially from those anticipated in forward-looking statements. Bristow cautions investors not to place undue reliance on any forward-looking statements.

Forward-looking statements speak only as of the date of the document in which they are made. Bristow disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in Bristow’s expectations or any change in events, conditions or circumstances on which the forward-looking statement is based that occur after the date hereof. You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date hereof. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. We have included important factors in the section entitled “Risk Factors” in Bristow’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the “Annual Report”) which we believe over time, could cause our actual results, performance or achievements to differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements. You should consider all risks and uncertainties disclosed in the Annual Report and in our filings with the United States Securities and Exchange Commission (the “SEC”), all of which are accessible on the SEC’s website at www.sec.gov.

Lilium Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, Lilium’s proposed strategic partnership with Bristow, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.